SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Reports of Independent Registered Public Accounting Firms	6 - 7

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	8 - 15

Exhibit 23a - Consent of Independent Registered Public Accounting Firm	16

Exhibit 23b - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 28, 2005

CROWN CORK & SEAL COMPANY, INC.

RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2004 and 2003

Additional information required for Form 5500
as of December 31, 2004

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Reports of Independent Registered Public Accounting Firms	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5 - 8

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	9

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph LLC

Philadelphia, Pennsylvania

June 22, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statement but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 22, 2004

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2004		2003

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$704,494		$330,161
INVESCO Dynamics Fund	68,496		61,872
T. Rowe Price Equity Income Fund	254,908		131,713
Vanguard 500 Index Fund	28,510,150	*	26,341,449	*
Vanguard Balanced Index Fund	6,392,142	*	5,763,370	*
Vanguard Explorer Fund	8,492,866	*	7,235,136	*
Vanguard Extended Market Index Fund	508,188		294,116
Vanguard International Growth Fund	3,503,403		2,795,247
Vanguard LifeStrategy Conservative Growth Fund	178,271		52,309
Vanguard LifeStrategy Growth Fund	98,340		34,167
Vanguard LifeStrategy Income Fund	66,050		31,470
Vanguard LifeStrategy Moderate Growth Fund	343,395		197,764
Vanguard Total Bond Market Index Fund	5,144,917	*	5,616,064	*

	54,265,620		48,884,838
Vanguard Retirement Savings Trust	20,566,252	*	20,849,176	*
Crown Holdings, Inc. Stock Fund	3,531,321		2,572,691
Participant Loans	1,692,579		1,766,678

Total investments	80,055,772		74,073,383

Receivables

Employer’s contributions	84,644		76,563
Participants’ contributions	368,812		322,724

Total receivables	453,456		399,287

Net assets available for benefits	$80,509,228		$74,472,670

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Changes in Net Assets Available for Benefits

	As of December 31,
	2004	2003

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$1,834,653	$1,694,002
Interest income, participant loans	83,294	103,970
Net appreciation in fair value of investments	5,519,396	9,570,227

	7,437,343	11,368,199

Contributions:
Employer	1,353,224	1,193,899
Participant	4,124,692	4,209,316

	5,477,916	5,403,215

Total additions	12,915,259	16,771,414

Deductions From Net Assets Attributed to:
Benefits paid to participants	6,835,949	5,996,285
Miscellaneous fees	42,752	20,263

Total deductions	6,878,701	6,016,548

Net increase	6,036,558	10,754,866

Net assets available for plan benefits:
Beginning of year	74,472,670	63,717,804

End of year	$80,509,228	$74,472,670

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan, which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Participant Loans

The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2004 range from 5.0% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $4,532 and $37,146 at December 31, 2004 and 2003, respectively. Forfeitures used to off-set employer contributions in 2004 and 2003 totaled $30,000 and $10,000, respectively.

Plan Termination

The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is included in the financial statements at contract value, which represents contributions made plus interest accrued at the contract rate less participants’ withdrawals and any miscellaneous expenses. Plan management believes that the contract value of the trust approximates fair value. The crediting interest rate and average yield were 3.93% and 4.25% for the years ended December 31, 2004 and 2003, respectively. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2004	2003

Registered investment companies	$4,313,320	$9,250,197
Common stock	1,206,076	320,030

Net appreciation in fair value of investments	$5,519,396	$9,570,227

All investments are participant-directed.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Schedule of Assets (Held at End of Year)
December 31, 2004

Crown Cork & Seal Company, Inc. Retirement Thrift Plan,
EIN 23-1526444

Form 5500, Schedule H, Line 4i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$704,494
	INVESCO Dynamics Fund	Registered Investment Company	68,496
	T. Rowe Price Equity Income Fund	Registered Investment Company	254,908
*	Vanguard 500 Index Fund	Registered Investment Company	28,510,150
*	Vanguard Balanced Index Fund	Registered Investment Company	6,392,142
*	Vanguard Explorer Fund	Registered Investment Company	8,492,866
*	Vanguard Extended Marker Index Fund	Registered Investment Company	508,188
*	Vanguard International Growth Fund	Registered Investment Company	3,503,403
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	178,271
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	98,340
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	66,050
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	343,395
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,144,917
*	Vanguard Retirement Savings Trust	Common / Collective Trust	20,566,252
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	3,531,321
*	Participant Loans	Participant Loans (5.0% - 10.5%)	1,692,579

Total Assets (Held at End of Year)			$80,055,772

* Party-in-Interest as defined by ERISA